UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the three-month period ended March 31, 2012

Commission File Number 001-31894

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lázaro Cárdenas No. 2321, 9th Floor

Col. Residencial San Agustín

San Pedro Garza García N.L. 66260 México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of a Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited condensed consolidated financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its subsidiaries, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) and Alestra Telecomunicaciones Inalámbricas, S. de R.L. de C.V. (“Alestra Telecomunicaciones Inalámbricas”), as of and for the three months ended March 31, 2012.

As of January 1, 2012, the company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board and effective at May 30, 2012, for the preparation of its consolidated financial statements. Prior to 2012, the company prepared its audited consolidated financial statements in accordance with Mexican Financial Reporting Standards (“Mexican FRS”). The unaudited condensed consolidated financial statements as of March 31, 2012 and for the three-month period then ended are the company’s first set of interim condensed consolidated financial statements prepared under IFRS. The company’s first annual consolidated results reported under IFRS will be its audited consolidated financial statements as of and for the year ended December 31, 2012. Any subsequent changes recognized in the annual consolidated financial statements at December 31, 2012, might result in modifications to previously reported information, including certain transition adjustments. Note 3 to the unaudited condensed consolidated financial statements discloses the impact of the transition to IFRS on the company’s balance sheet for the year ended December 31, 2011, for January 1, 2011 and for the three months ended March 31, 2012, as well as the company’s statements of income for the year ended December 31, 2011 and for the three months ended March 31, 2012.

IFRS requires that financial information starting from January 1, 2008 be presented in nominal Mexican Pesos (“Pesos” or “Ps.”), unless otherwise noted for the convenience of the reader. Please note that some figures in this Form 6-K may not sum due to rounding.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its subsidiaries, Servicios Alestra and Alestra Telecomunicaciones Inalámbricas.

Cautionary Statement on Forward-Looking Statements

This report includes or incorporates forward-looking statements, which include statements with respect to our plans, strategies, beliefs and other statements that are not historical facts. These statements are based on our management’s assumptions and beliefs in light of the information currently available to them. These assumptions and beliefs include information concerning us as well as the Mexican economy and telecommunications industry.

The assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation:

•	general economic conditions in Mexico and the United States, and any significant economic or political developments in those countries;

•	the competitive nature of providing information technology (“IT”), data, internet, local and long distance services;

•	changes in our regulatory environment, particularly changes in the regulation of the telecommunications industry;

•	the risks associated with our ability to implement our strategy;

•	customer turnover;

•	technological innovations;

•	our need for substantial capital;

•	interest rate levels;

•	performance of financial markets and our ability to refinance our financial obligations when they become due;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	currency exchange rates, including the Peso/U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements as of March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011 and the notes thereto contained elsewhere herein.

Three-month period ended March 31, 2012 compared to the three-month period ended March 31, 2011

Revenues

Total revenue during the three-month period ended March 31, 2012 was Ps. 1,168.6 million, a 0.6%, or Ps. 7.5 million, increase from the Ps. 1,161.1 million for the same period in 2011. This increase was the result of a 3.1%, or Ps. 33.4 million, increase in our Enterprise segment services revenues. We have been developing new revenue alternatives to offset the impact of no longer selling AT&T’s AGN services in Mexico, after the termination of our AGN Agreement with AT&T on October 1, 2011, which at one time represented 20% of our total revenue stream.

Enterprise Segment. Revenues increased 3.1%, or Ps. 33.4 million, to Ps. 1,114.2 million in the three-month period ended March 31, 2012, from Ps. 1,080.8 million for the same period in 2011. This increase was primarily due to an increase in our IT-related services revenues.

Other Segments. Revenues decreased 32.2%, or Ps. 25.8 million, to Ps. 54.4 million in the three-month period ended March 31, 2012, from Ps. 80.28 million for the same period in 2011. This decrease was primarily due to a decrease in our international long distance services.

During the three-month period ended March 31, 2012, IT, data, internet and local service revenues reached Ps. 936.7 million, a 2.4%, or Ps. 21.9 million, increase from Ps. 914.7 million for the same period in 2011. The increase in IT, data, internet and local services revenues was primarily due to an increase in revenues from IT-related services as a result of VPN and managed services revenues as well as sales of data servers and other equipment. Our IT, data, internet and local services represented 80.1% of our total revenues during the three-month period ended March 31, 2012, compared to 78.8% during the same period in 2011.

Revenues from our long distance services for the three-month period ended March 31, 2012 decreased 5.8%, or Ps. 14.4 million, to Ps. 232.0 million from Ps. 246.4 million for the same period in 2011. The decrease in long distance revenues was primarily due to a decrease in revenue per minute partially offset by higher traffic. As a percentage of total revenues, long distance services revenues represented 19.9% of our total revenues during the three-month period ended March 31, 2012, compared to 21.2% during the same period in 2011.

Cost of services (excluding depreciation)

Cost of services consists primarily of:

•	fees for leased lines, typically paid on a per-circuit per-month basis primarily to Teléfonos de México S.A.B. de C.V. (“Telmex”) and other last mile access providers;

•	interconnection costs including local access charges and resale expenses, paid on a per-minute basis primarily to Telmex; and

•	international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us.

Cost of services decreased 46.2%, or Ps. 171.9 million, to Ps. 200.2 million for the three-month period ended March 31, 2012 from Ps. 372.1 million for the same period in 2011. The decrease in cost of services was primarily the result of a one-time cancellation of the provision of fixed-to-mobile interconnection rates since we finally reached an agreement with Telcel regarding the applicable interconnection rates for traffic terminating in Telcel’s mobile network under the “calling party pays” system, which are lower than the rates from prior periods, applicable for 2011, 2012, 2013 and 2014.

Enterprise Segment. Costs of services decreased 44.1%, or Ps. 148.2 million, to Ps. 187.7 million in the three-month period ended March 31, 2012 from Ps. 335.9 million for the same period in 2011. This decrease was primarily due to the one-time cancellation of the provision of fixed-to-mobile interconnection rates mentioned above.

Other Segments. Cost of services decreased 200.2%, to Ps. 12.5 million, in the three-month period ended March 31, 2012 from Ps. 36.3 million for the same period in 2011. This decrease in cost of services from other segments was primarily due to lower interconnection rates as a result of the agreement reached with Telcel discussed above.

Cost of IT, data, internet and local services increased 22.5%, or Ps. 53.0 million, to Ps. 182.5 million for the three-month period ended March 31, 2012 from Ps. 235.5 million for the same period in 2011. This was primarily due to an increase in sales of IT-related services and the higher cost of equipment sold.

Cost of long distance services decreased 87.1%, or Ps. 118.9 million, to Ps. 17.7 million for the three-month period ended March 31, 2012, from Ps. 136.6 million for the same period in 2011. This decrease in cost of long distance services was primarily due to the one-time cancellation of the provision of fixed-to-mobile interconnection rates mentioned above.

Gross profit

Gross profit is defined as revenues minus cost of services (excluding depreciation and amortization). Gross profit is a non-GAAP financial measure that is not defined under IFRS.

We believe that gross profit can be useful in facilitating comparisons of operating performance between periods and with other companies. However, our computation of gross profit is not necessarily comparable to gross profit as reported by other companies because it excludes depreciation and amortization expenses. Though gross profit is a relevant measure of operating performance, it should not be considered as an alternative to operating income (determined in accordance with IFRS, as an indication of our financial performance), or an indication of resources generated from operating activities (determined in accordance with IFRS, as a measure of our liquidity), nor is it indicative of funds available to meet our cash needs.

Gross profit increased 22.7%, or Ps. 179.4 million, to Ps. 968.4 million for the three-month period ended March 31, 2012 from Ps. 789.0 million for the same period in 2011. Our gross profit increased primarily due to the increase in Enterprise segment services revenues coupled with the decreased in costs discussed above.

Enterprise Segment. Our gross profit increased 24.4%, or Ps. 181.6 million, to Ps. 926.5 million in the three-month period ended March 31, 2012 from Ps. 745.0 million for the same period in 2011. This increase in gross profit was primarily due to the growth of our IT, data, internet and local service revenues coupled with the positive benefit in long distance services due to the cancellation of the provision of fixed-to-mobile interconnection rates.

Other Segments. Our gross profit decreased 4.8%, or Ps. 2.1 million, to Ps. 41.9 million in the three-month period ended March 31, 2012 from Ps. 44.0 million for the same period in 2011. This decrease was primarily due to lower revenues in the other segments.

Our IT, data, internet and local services gross profit increased 11.0%, or Ps. 74.9 million, to Ps. 754.1 million for the three-month period ended March 31, 2012 from Ps. 679.2 million for the same period in 2011. This increase was primarily due to the increase in IT data, internet and local services revenues.

Our long distance gross profit increased 95.2%, or Ps. 104.5 million, to Ps. 214.3 million for the three-month period ended March 31, 2012 from Ps. 109.8 million for the same period in 2011. This increase was primarily due to the decrease in long distance costs coupled with the one-time cancellation of the provision of fixed-to-mobile interconnection rates previously explained.

Our gross margin, defined as gross profit as a percentage of total revenues, was 82.9% for the three-month period ended March 31, 2012 as compared to 68.0% for the same period in 2011.

A reconciliation of our operating income to gross profit is provided below as of March 31, 2012 and 2011:

	Three-month period ended March 31,
	(in millions of nominal Pesos)
	2011	2012
Gross Profit	789.0	968.4
Administration, selling and other operating expenses	(397.1)	(425.3)
Depreciation and amortization	(209.7)	(209.1)

Operating income	182.4	334.1

Administration, selling and other operating expenses

Administration, selling and other operating expenses increased 7.1%, or Ps. 28.2 million, to Ps. 425.3 million for the three-month period ended March 31, 2012 from Ps. 397.1 million for the same period in 2011, primarily as a result of higher consulting, personnel and marketing expenses. For the three-month period ended March 31, 2012 and 2011, administration, selling and other operating expenses represented 36.4% and 34.1% of total revenues, respectively.

Depreciation and amortization

Depreciation and amortization amounted to Ps. 209.1 million for the three-month period ended March 31, 2012, compared to Ps. 209.7 million for the same period in 2011.

Operating income

Operating income increased 83.2%, or Ps. 151.7 million, to Ps. 334.1 million in the three-month period ended March 31, 2012 from Ps. 182.4 million for the same period in 2011. This increase was primarily due to extraordinary benefit in costs as a result of the cancellation of the provision of fixed-to-mobile interconnection rates discussed above.

Comprehensive financial result

During the three-month period ended March 31, 2012, we generated a Ps. 155.7 million gain in comprehensive financial results, net compared to a Ps. 2.2 million gain for the same period in 2011. The following table sets forth our comprehensive financial results for the periods indicated:

	Three-month period ended March 31,
	(in millions of nominal Pesos)
	2011	2012
Interest expense	(81.6)	(77.5)
Interest income	1.3	4.1
Exchange gain, net	87.2	228.8
Effect of derivative financial instruments	(4.7)	0.3

Comprehensive financial result, net	2.2	155.7

Our interest expense decreased by 5.0%, or Ps. 4.1 million, to Ps. 77.5 million for the three-month period ended March 31, 2012 from Ps. 81.6 million for the same period in 2011. This decrease was driven by lower average total debt in the three-month period ended March 31, 2012 compared to the same period in 2011.

Interest income amounted to Ps. 4.1 million for the three-month period ended March 31, 2012, compared to Ps. 1.3 million for the same period in 2011 as a result of high cash balance during the three-month period ended March 31, 2012.

Exchange gain for the three-month period ended March 31, 2012 was Ps. 228.8 million compared to an exchange gain of Ps. 87.2 million for the same period in 2011. We record a foreign exchange gain or loss with respect to U.S. dollar-denominated net monetary position of assets and liabilities when the Peso appreciates or depreciates in relation to the U.S. dollar. Our U.S. dollar-denominated monetary liabilities exceeded our U.S. dollar-denominated monetary assets during the three-month periods ended March 31, 2012 and 2011. We recorded a foreign exchange gain during the three-month period ended March 31, 2012 as a result of a 8.1% appreciation of the Peso against the U.S. dollar, while during the same period in 2011 the Peso appreciated 3.2% against the U.S. dollar.

Our principal foreign currency fluctuation risk involves changes in the value of the Peso relative to the U.S. dollar. In past years, we have considered alternatives to manage this risk, including the use of hedging instruments, in order to minimize the impact on our cash flow from the Peso to U.S. dollar exchange rate fluctuation. In October 2010, we entered into a currency hedge to minimize the effects of the Peso to U.S. dollar exchange rate fluctuation. We sought to hedge the interest payment of our senior notes due 2014 through two foreign exchange forward contracts. Each of these forward contracts was in an amount of U.S.$11.75 million at an exchange rate of Ps. 12.463 per U.S.$1.00 and Ps. 12.611 per U.S.$1.00 in February 2011 and August 2011, respectively. The effect of the forward contract that matured in February 2011 was negative, and for the three-month period ended March 31, 2011 amounted to Ps. 5.0 million. In addition, we have a U.S. dollar-denominated lease contract in which the dollar currency embedded in the host lease contract is considered an embedded derivative for accounting purposes. For the three-month period ended March 31, 2012, and 2011, the effect of this embedded derivative was positive and amounted to Ps. 0.3 million in both comparable periods. This contract is evaluated on a monthly basis.

Income and IETU

We and our subsidiaries, Servicios Alestra and Alestra Telecommunicaciones Inalambricas, are required to pay the greater of the income tax or the flat tax (Impuesto Empresarial a Tasa Única, or “IETU”), which are computed separately for each entity. We participate in the tax consolidation of Alfa, our holding company. For the three-month period ended March 31, 2012, we recorded an income tax provision using an income tax effective rate of 25%, compared to an income tax effective rate of 23% for the same period in 2011.

Since for the three-month period ended March 31, 2012, our income tax is higher than our IETU tax; accordingly, we have not recognized any IETU in our consolidated income statements.

Net Income

During the three-month period ended March 31, 2012, we recorded a net income of Ps. 361.9 million compared to a net income of Ps. 131.2 million during the same period in 2011, an increase of Ps. 230.4 million, or 175.7%. The increase in net income was explained by an increase in operating income as well as better comprehensive financial results due to higher exchange gain for the three-month period ended March 31, 2012.

Current Liquidity

As of March 31, 2012, December 31, 2011, March 31, 2011 and January 1, 2011, we had Ps. 495.2 million, Ps. 488.1 million, Ps. 351.9 million and Ps. 486.2 million of unrestricted cash available, respectively. Our unrestricted cash balance increased by 1.5%, or Ps. 7.1 million, to Ps. 495.2 million as of March 31, 2012 from Ps. 488.1 million as of December 31, 2011. This increase was primarily a result of cash flow generated after paying all of our expenses including capital expenditures, working capital and interest expenses.

Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less.

Our treasury policy is to invest in highly liquid temporary cash investments issued by the United States and Mexican governments, major U.S. and Mexican banks, and corporations with high credit ratings. As of March 31, 2012, we had cash of Ps. 41.6 million and temporary investments of Ps. 453.6 million, of which Ps. 435.3 million were in Peso-denominated instruments and Ps. 59.9 million in U.S. dollar-denominated instruments. In our opinion, our cash and cash equivalents balance is sufficient for our present requirements.

As of March 31, 2012, December 31, 2011, March 31, 2011 and January 1, 2011, our ratio of current assets to current liabilities was 1.52x, 1.22x, 1.04x and 0.73x, respectively. Our ratio of current assets to current liabilities as of March 31, 2012 includes the corresponding amortization of our vendor facilities.

	As of March 31, 2012			As of December 31, 2011			As of March 31, 2011			As of January 1, 2011
	(in millions of nominal Pesos, excluding ratios)
Unrestricted cash balance	Ps.	495.2		Ps.	488.1		Ps.	351.9		Ps.	486.2
Current ratios (times)		1.52	x.		1.22	x.		1.04	x.		0.73	x.

On September 8, 2009, a trust was created by us, Telmex and BBVA Bancomer as a trustee to guarantee the payment of interconnection services. As of March 31, 2012, the trust balance was Ps. 412.6 million, registered as restricted cash included as non-current assets in our balance sheet.

Capital expenditures during the three-month period ended March 31, 2012 amounted to Ps. 144.5 million, 8.8%, or Ps. 13.9 million, lower than the Ps. 158.4 million invested in the same period in 2011. Our capital expenditure program includes investments to expand our network, provide new services to customers, increase our data center capacity, and also includes last mile and direct access to connect customers to our network. As of the date of this report, our capital expenditure program is proceeding according to schedule.

Indebtedness

As of March 31, 2012, December 31, 2011, March 31, 2011 and January 1, 2011, our total debt amounted to U.S.$ 215.0 million, U.S.$ 216.0 million, U.S.$ 232.3 million and U.S.$ 242.6 million, respectively. Total debt as of March 31, 2012 includes:

•	11.750% senior unsecured notes due 2014 in an amount of U.S.$ 200.0 million;

•	a bank facility in an amount of U.S.$ 10.0 million; and

•	vendor facilities in an aggregate amount of U.S.$ 5.0 million.

As of March 31, 2012, we had outstanding U.S.$ 200.0 million aggregate principal amount of our 11.750% senior notes due 2014, which pay interest semiannually in cash in arrears on February 11 and August 11, beginning on February 11, 2010. The principal amortization is payable at maturity on August 11, 2014.

On December 23, 2011, we signed a committed revolving facility and a term loan agreement with Comerica Bank for U.S.$ 20.0 million and U.S.$ 10 million, respectively. The committed revolving facility and the term loan bear interest at a three-month adjusted LIBOR rate plus 3.00%, payable on a quarterly basis. The term loan principal is payable in four equal installments in September 2013, December 2013, March 2014 and June 2014. The revolving facility is unused and matures on June 2014.

As of March 31, 2012, we had a vendor facility with an outstanding balance of U.S.$ 2.6 million with Cisco Systems Capital Corporation (“Cisco”), which pays principal and interest on a monthly basis. This loan matures on July 6, 2013.

As of March 31, 2012, we had a vendor facility with an outstanding balance of U.S.$ 1.6 million with Hewlett-Packard Operations México S. de R.L. de C.V. (“HP”), which pays principal and interest on a monthly basis. This loan matures on February 28, 2014.

As of March 31, 2012, we had a vendor facility with Huawei Technologies de México, S.A de C.V with an outstanding balance of U.S.$ 0.9 million, which pays principal and interest on a quarterly basis and matures in December 2012.

The senior notes and Comerica Bank credit facility contain customary covenants with which, as of March 31, 2012, we are in full compliance.

Relevant Events

Agreement with Telcel

On February 13, 2012, Telcel and Alestra agreed on the applicable interconnection rates for traffic terminating in Telcel’s mobile network under the “calling party pays” system, which are lower than the rates from prior periods, applicable for 2011, 2012, 2013 and 2014.

Pending Litigation

We are involved in a dispute with Telmex regarding interconnection services rates applicable for 2008, 2009, 2010 and 2011 and requested the intervention of Cofetel regarding the interconnection rates applicable for 2012. As of March 31, 2012, the total provision related to the litigation is Ps. 607.4 million. We continue negotiations with Telmex, but we cannot assure you that we will reach an agreement in the near future. We believe that reaching an agreement with Telmex will result in a favorable impact on our financial statements.

We are also in disputes with mobile companies associated with Telefónica regarding mobile interconnection services rates for 2011. As of the date of this report, management continues its negotiations with Telefónica. Although the outcome of the aforementioned proceedings is uncertain, we have recognized provisions for such contingencies in accordance with IFRS and we do not believe that a decision adverse to Alestra would have a material adverse effect on its business, financial condition or results of operation.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2012 and for the three months ended March 31, 2011 and 2012

Unaudited Condensed Consolidated Balance Sheets as of January 1, 2011, December 31, 2011 and March 31, 2012	F-2

Unaudited Condensed Consolidated Statements of Income for the Three Months Ended March 31, 2011 and 2012	F-3

Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months Ended March 31, 2011 and 2012	F-4

Unaudited Condensed Consolidated Statements of Changes in Stockholders’ Equity for the Three Months Ended March 2011 and 2012	F-5

Unaudited Condensed Consolidated Statements of Cash Flow for the Three Months Ended March 31, 2011 and 2012	F-6

Notes to Unaudited Condensed Consolidated Financial Statements	F-7

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	January 1st, 2011		December 31, 2011		Unaudited March 31, 2012
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	486,224	Ps	488,091	Ps	495,152
Trade receivables, net of allowance for doubtful accounts of Ps 39,350 in January 1, 2011, Ps 49,580 in December 31, 2011 and Ps 58,401 in March 31, 2012		493,030		513, 219		638,803
Due from affiliates and other related parties		7,974		8,225		13,620
Other receivables		105,495		110,059		106,472
Prepaid expenses		41,213		91,876		145,374
Other current assets		27,825		40,165		48,019

Total current assets		1,161,761		1,251,635		1,447,440

NON CURRENT ASSETS:
Restricted cash		378,207		408,698		412,586
Property and equipment, net (Note 3)		5,245,089		4,816,301		4,763,183
Deferred charges and other assets, net		153,861		273,454		261,413
Deferred income tax (Note 7)		243,248		397,156		347,065
Prepaid expenses		—		58,934		49,111

Total non-current assets		6,020,405		5,954,543		5,833,358

Total assets	Ps	7,182,166	Ps	7,206,178	Ps	7,280,798

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Teléfonos de México, S.A.B de C.V. and other carriers	Ps	496,646	Ps	29,569	Ps	78,334
Other suppliers		265,816		188,085		207,647
Bank loans, notes payable and capital leases (Note 4)		216,957		54,064		46,402
Due to affiliates and other related parties		9,790		1,352		4,146
Dividends payable		123,571		—		—
Interest payable		118,842		133,473		39,666
Other accounts payable and accrued expenses		354,670		623,241		576,205

Total current liabilities		1,586,292		1,029,784		952,400
LONG-TERM LIABILITIES:
11.750% Senior notes due 2014 net of debt issuance cost of Ps 49,210 in January 1, 2011, Ps 42,694 in December 31, 2011 and Ps 35,410 in March 31, 2012 (Note 5)		2,422,210		2,753,046		2,534,370
Bank loans and notes payable (Note 4)		309,937		169,591		146,921
Provision related to Teléfonos de México S.A.B de C.V. litigation		—		577,876		607,407
Employee benefits		80,240		75,604		77,486

Total liabilities		4,398,679		4,605,901		4,318,584

STOCKHOLDERS’ EQUITY:
Contributed stock		1,181,346		1,181,346		1,181,346
Retained earnings		1,602,183		1,418,940		1,780,877

Total shareholders’ equity of Alestra		2,783,529		2,600,286		2,962,223
Non-controlling interest		(42)		(9)		(9)

Total stockholders’ equity		2,783,487		2,600,277		2,962,214

CONTINGENCIES AND COMMITMENTS (Note 8)

Total liabilities and stockholders’ equity	Ps	7,182,166	Ps	7,206,178	Ps	7,280,798

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Three months ended March 31,
	2011		2012
REVENUES
Enterprise	Ps	1,080,831	Ps	1,114,192
Other segments		80,275		54,443

		1,161,106		1,168,635

OPERATING EXPENSES :
Cost of services (excluding depreciation and amortization):
Enterprise		(335,851)		(187,661)
Other segments		(36,253)		(12,535)

		(372,104)		(200,196)

Gross profit		789,002		968,439
Administration, selling and other operating expenses		(396,916)		(425, 283)
Depreciation and amortization		(209,729)		(209,097)
OTHER EXPENSE, NET		(11,704)		(5,107)

Operating income		170,653		328,952

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(81,556)		(77,524)
Interest income		1,282		4,062
Exchange gain		87,198		228,816
(Loss) gain on derivative financial instruments		(4,715)		250

		2,209		155,604
Share of profit (loss) of subsidiary		1		(79)

Gain before the following provisions for income tax		172,863		484,477
Consolidated Income tax		(43,541)		(72,450)
Deferred income tax		1,966		(50,091)

Consolidated net income	Ps	131,288	Ps	361,936

Net income attributable to :
Non-controlling interest		—		—

Owners of Alestra	Ps	131,288	Ps	361,936

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Three months ended March 31,
	2011		2012

Consolidated net income	Ps	131,288	Ps	361,936

OTHER COMPREHENSIVE INCOME:

Items that will not be reclassified to profit or loss:
Other		3,893		—
Effect of derivative Financial Instruments net of tax		(3,982)		—

Items that may be reclassified subsequently to profit or loss		—		—

Other Comprehensive income for the year, net of tax		(89)		—

TOTAL COMPREHENSIVE INCOME FOR THE YEAR:	Ps	131,199	Ps	361,936

Total comprehensive income attributable to:
Non-Controlling Interest		—
Owners of Alestra		131,199		361,936

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

			Accumulated (deficit) income
	Capital stock		Accumulated Inflation effects on Capital Stock		Effects of derivative financial instruments	Retained earnings	Stockholder equity of Alestra	Non controlling interest	Total Stockholders’ Equity
	Fixed	Variable
Balance at January 1, 2011	Ps 300	Ps 1,181,046	Ps		Ps (829)	Ps 1,603,012	Ps 2,783,529	Ps (42)	Ps 2,783,487
Changes in 2011:
Net income						131,288	131,288		131,288
Other						3,893	3,893	—	3,893
Effect of derivate financial instruments					(3,982)		(3,982)		(3,982)

Comprehensive income	—	—		—	(3,982)	135,181	131,199	—	131,199

Balance at March, 31, 2011	Ps 300	Ps 1,181,046	Ps	—	Ps (4,811)	Ps 1,733,193	Ps 2,914,728	Ps (42)	Ps 2,914,686

Balance at December 31, 2011	300	1,181,046		—	—	1,418,941	2,600,287	(9)	2,600,278
Changes in 2012:
Net income						361,936	361,936		361,936
Other

Comprehensive income						361,936	361,936		361,936

Balance at March 31, 2012	Ps 300	Ps 1,181,046	Ps	—	Ps —	Ps 1,780,877	Ps 2,962,223	Ps (9)	Ps 2,962,214

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

	Three months ended March 31,
	2011		2012
Operation activities:
Income before income tax	Ps	172,863		Ps 484,477
Items relating to investing activities:
Depreciation and amortization		209,729		209,097
Cost related to seniority premiums and pension plans		1,725		1,890
Interest income		(1,282)		(4,062)
Derivative financial instruments		4,715		—
Gain on sale of fixed assets		462		—
Items relating to financing activities:
Interest expense		(81,556)		77,524
Exchange (loss)		(87,198)		(225,379)
Disposal of fixed assets		—		960
Other, net		6,628		(73)

Subtotal		226,086		544,434
Decrease in accounts receivable and other current assets		(131,759)		(174,003)
Increase in suppliers, accounts payable and other current liabilities		250,925		51,040

Income tax paid		(62,787)		(86,898)

Operating activities net cash flows		282,465		334,573

Investing activities:
Interests received		1,704		4,048
Acquisition of property and equipment		(141,484)		(134,949)
Disposal (acquisition) of deferred charges and other assets		33,899		(9,442)

Investing activities		(105,881)		(140,343)

Excess in cash to be applied in financing activities net cash flows		176,584		194,230

Financing activities:
Interests paid		(155,249)		(153,559)
Payments relating to settlements of derivative financial instruments		(4,995)		—
Payment of debt and bank loans		(124,515)		(12,390)

Financing activities net cash flows		(284,759)		(165,949)

Net cash increasing (decreasing) cash and cash equivalents		(108,175)		28,281
Adjustments to cash flow as a result of changes in exchange rates		(7,214)		(17,332)

Cash, cash equivalents and restricted cash at beginning of year		864,431		896,789

Cash and cash equivalents and restricted cash at year end	Ps	749,042	Ps	907,738

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARIES

Subsidiaries of Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts are expressed in thousands of adjusted nominal Mexican Pesos)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), is a Mexican company with limited liability and variable capital, incorporated on October 13, 1995, as a joint venture between Alfa, S. A. B. (“Alfa”) (51%) and AT&T Telecom México, Inc. (“AT&T”) (49%).

On July 12, 2011, Alfa terminated the Equity Purchase Agreement entered into by and between AT&T, AT&T Telecom Mexico Inc. (“AT&T México”), Alfa, S.A.B. de C.V. (“Alfa”) and the Company dated April 14, 2011 and completed the acquisition of AT&T México’s 49% equity interest in the Company after receiving approval from regulatory authorities in Mexico. The Equity Purchase Agreement did not impact the Company’s financial statements given that the 49% equity interest in the Company was acquired directly by Alfa.

Alestra and its subsidiaries Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) and Alestra Telecomunicaciones Inalámbricas, S. de R. L. de C. V. (“ATI”) are collectively referred to as the “Company.”

The Company does not have any direct employees and all services required are provided by Servicios Alestra.

The Company’s business consists of the installation and operation of a public telecommunications network in Mexico, offering mainly internet, data, TI, and local and long distance telephone services.

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with IAS 34 - Interim Financial Reporting and IFRS 1 – First time adoption of IFRS as promulgated by the International Accounting Standards Board (“IASB”).

The unaudited condensed consolidated financial statements are expressed in Mexican Pesos (functional and reporting currency) denoted by the symbol “Ps.”. The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by Mexican FRS.

The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes as of December 31, 2011.

The unaudited condensed consolidated financial statements include those of Alestra and its subsidiaries, Servicios Alestra and ATI, of which Alestra holds 99% and 91% of their capital stock, respectively. All significant balances and transactions have been eliminated.

These accounting policies must be consistently applied starting on January 1, 2012 to the consolidated financial statements of Alestra, except for the transition policies and decisions set out in Appendix 1 for determining the opening balance sheet as of January 1, 2011.

The policies applied in these unaudited consolidated financial statements are based on IFRS issued and effective at May 30, 2012. Any subsequent change recognized in the annual financial statements at December 31, 2012 might result in a modification to the reported consolidated information, including the respective transition adjustments.

A)	Revenue recognition

Income from outgoing and incoming local and international long distance services are recorded based on the traffic minutes processed by the Company and those processed by third parties, respectively.

Revenues derived from data, internet and local services are recognized when services are provided.

Revenues from installation and related costs are deferred and recognized over the estimated life of the customer relationship.

B)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the balance sheet, the bank overdrafts are presented as current liabilities.

C)	Foreign currency translation

a)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

D)	Property, plant and equipment

The items of property, plant and equipment will be carried at its historical cost less any accumulated depreciation and any accumulated impairment losses. The historical cost includes expenses directly attributable to the acquisition of the items.

The residual value and useful life of an asset should be reviewed at least annually at the end of the reporting period and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Alestra and the cost of the item can be measured reliably. The value of the replaced component is derecognized. Repairs and maintenance are recognized in the income statement during the financial period in which they are incurred. Major improvements are depreciated over the remaining useful life of the related asset. Depreciation is calculated using the straight line method.

Improvements to leased properties are depreciated in the term that is shorter between the term of the lease and the useful life.

Spare parts to be used in more than a year and attributable to specific machinery are classified as property, plant and equipment, in other fixed assets. These spare parts will begin depreciating when they are acquired.

If there is an existing contractual or statutory obligation derived from the purchase or construction of an asset, due to the dismantling and removal of the asset or the restoration of the asset site in accordance with certain minimum standards or both, at the end of the asset’s life, the costs for such dismantling and removal, as well as the site restoration costs are necessary expenses in order to access the economic benefits that are expected to flow from the asset and therefore should be capitalized as part of the cost of the asset with its corresponding provision since the date on which Alestra has the present obligation.

Assets classified as property, plant and equipment are subject to impairment tests when there are facts or circumstances indicating that the carrying value of the assets may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable value. The recoverable value is the higher of the fair value less required selling expenses and the value in use.

E)	Intangible assets

Trademarks and other intangible assets that have a finite useful life are carried at cost less accumulated amortization and recognized impairment losses. Amortization is calculated using the straight-line method to allocate the cost of trademarks and other intangible assets over their estimated useful lives. Trademarks with indefinite useful life are carried at its cost less the recognized impairment losses.

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives.

Useful life of an asset should be reviewed at least annually at the end of the reporting period and, if expectations differ from previous estimates, the changes are accounted for as a change in accounting estimate.

F)	Income tax

The tax expense for the period comprises current and deferred tax. Taxes, both from the current exercise and deferred, should be recognized in the income statement, and included in determination of the net gain or loss from the period, except if they arise from a transaction directly recognized in other comprehensive income, or in equity. In such case the corresponding tax is recognized in other comprehensive income, or in equity, respectively.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

The current tax is the estimated to be paid or recovered in the exercise, using the tax (and legal) rates approved or to be approved at the balance sheet reporting date.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the consolidated financial statements.

Deferred income tax assets are recognized only to the extent that is probable that future taxable profit will be available against which the temporary differences can be utilized.

G)	Employee benefits

a)	Pension obligations

Defined contribution plan:

A defined contribution plan is a pension plan under which Alestra pays fixed contributions into a separate entity. Alestra has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Defined benefit plan:

A defined benefit plan is defined as an amount of pension benefits that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses that arise after December 31, 2010 in calculating Alestra’s obligation in respect of a plan, to the extent that any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gains or losses will not be recognized in the income statement.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Financing costs of the defined benefit plan and the return of the plan assets will be recognized in the income statement as part of the financial expenses and financial income, respectively.

b)	Other post-employment obligations

When the Company provides post-employment benefits to their employees, like medical expenses, the entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses generated after December 31, 2010 will be accounted using the same accounting methodology as the defined benefit pension plans in the period in which they arise. All the costs for past services are immediately recognized. These obligations are valued annually by independent qualified actuaries.

c)	Indemnities for termination benefits

Termination benefits are payable benefits when: (1) employment is terminated by the Company before the normal retirement date; or (2) an employee accepts voluntary redundancy in exchange for these benefits.

The Company should recognize termination benefits as a liability and an expense only when it is committed through a detailed formal termination plan and there is no possibility of annulment.

d)	Short term benefits

Companies provide short term employee benefits, which may include wages, salaries, annual compensations, absence paid for sickness and bonuses payable in the next 12 months. The Company recognizes a provision without discounting when it is contractually obliged or where past practice has created an obligation.

The Company recognizes the expected cost of employees’ profit-sharing and bonuses payment only when:

(1) the entity is contractually obliged or a constructive obligation derives from a past practice; and

(2) an estimation of the obligation can be made.

(3) a present obligation exists only when the entity has no choice but to make the payments.

H)	Financial Assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, held to maturity and available for sale investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Acquisitions and sales of investments are recognized at the trading date, which is the date the Company commits to acquire or sale the asset.

a.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

Financial assets carried at fair value through profit or loss, are initially recognized at fair value, and transaction costs are expensed in the income statement. Gains or losses arising from changes in the fair value of these assets are presented in income statement in the period in which they occurred.

b.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets.

Loans and receivables are initially measured at fair value of the consideration to receive and subsequently at amortized cost using the effective interest rate method. When circumstances occur that indicate that the receivable amounts will not be collected for the amounts originally agreed or will be collected in a different period, loans and receivables are impaired, the difference between book value and the present value of new discounted flows must be accounted in the income statement.

The loans disbursed and accounts receivable from customers are generally classified under “loans and receivables.”

c.	Financial assets impairment

It is assessed at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. The main financial assets subject to impairment resulting from non-compliance of a contract by the counterparty are those assets recognized at amortized cost (accounts receivable) and the assessment is described in the following paragraph R) Trade receivables.

I)	Financial liabilities

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

J)	Provisions

Provisions are recognized when the Company has a legal or assumed present obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated, except in contingent assets acquired in a business acquisition, where it is not necessary that the cash outflow be probable.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

When the effect of the value of money over time is material, provisions are discounted. In provisions with expected maturities close to year-end or less than a year, usually the effect of discounting is not material, if so, it is not required to discount them.

The cost of an item of property, plant, and equipment includes the initial estimate of the costs of dismantling and removing the item, restoring the site on which it is located and the best estimate of the future obligations should be registered when a legal obligation exists. The amount capitalized as part of the asset’s cost will be the amount estimated to be paid, discounted to the date of initial recognition. The subsequent changes in the liability if the related asset is measured using the cost model will be added to, or deducted from, the cost of the related asset in the current period.

New Financial Reporting Standards

Below is a list of the new and amended standards that have been issued and are effective for periods starting on or after January 1, 2012, as well as those that are effective for subsequent periods. Management is in the process of evaluating the potential impact of these pronouncements on its financial information.

Amendment to IAS 12, Income taxes, on deferred tax – This amendment introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, ‘Income taxes - recovery of revalued non-depreciable assets’, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdrawn. This amendment is effective for periods beginning on or after 1 January 2012.

Amendment to IAS 1, Financial statement presentation, regarding other comprehensive income – The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially re-classifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. This amendment is effective for periods beginning on or after 1 July 2012 (retrospective application required), with early adoption permitted.

Amendment to IAS 19, Employee benefits - These amendments eliminate the corridor approach and requires the calculation of finance costs on a net funding basis. This amendment is effective for periods beginning on or after 1 January 2013.

IFRS 9, Financial instruments - IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. This standard is effective for periods beginning on or after 1 January 2015, with early adoption permitted.

IFRS 10, Consolidated financial statements - The objective of IFRS 10 is to establish principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. It defines the principle of control, establishes controls as the basis for consolidation. It sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee, and sets out the accounting requirements for the preparation of consolidated financial statements. It replaces IAS 27 and SIC 12 and is effective for periods beginning on or after 1 January 2013, with early adoption permitted.

IFRS 12, Disclosures of interests in other entities - IFRS 12 includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. It is effective for periods beginning on or after 1 January 2013, with early adoption permitted.

IFRS 13, Fair value measurement - IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs. It is effective for periods beginning on or after 1 January 2013, with early adoption permitted.

IAS 27 (revised 2011), Separate financial statements - IAS 27 (revised 2011) includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. It is effective for periods beginning on or after 1 January 2013, with early adoption permitted.

3. INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTION (IFRS)

Following are the amounts of the significant accumulated changes to the main items of the financial statements at January 1, 2011, March, 31, 2011 and December 31, 2011. The impacts are based on the IFRS in existence as of the date of adoption and therefore future interpretations or new IFRS requiring retrospective application may have a material impact.

Opening Balance Sheet

January 1, 2011

	MFRS	Adjustments/ Reclassifications	IFRS
Fixed Assets	5,077,968	167,121	5,245,089
Deferred tax	198,853	(44,992)	153,861
Intangible Assets	325,399	(82,152)	243,247
Senior notes	2,471,420	(49,210)	2,422,210
Labor Obligations	106,746	(26,506)	80,240
Capital Stock	1,396,761	(214,454)	1,182,307
Retained earnings	1,271,032	330,148	1,601,180

Profit and loss

March 31, 2011

	MFRS	Adjustments/ Reclassifications	IFRS

Administration and Selling expense	(396,448)	(468)	(396,916)

Depreciation and amortization	(211,824)	2,095	(209,729)

Other income (expense) net	(13,134)	1,430	(11,704)
Interest expense	(82,976)	1,420	(81,556)
Deferred Income tax	(37,437)	(4,138)	(41,575)

Balance Sheet

March 31, 2011

	MFRS	Adjustments/ Reclassifications	IFRS
Current Assets	1,531,668	(397,061)	1,134,607
Restricted Cash		397,112	397,112
Deferred tax	203,003	(45,468)	157,535
Fixed Assets	5,025,031	168,151	5,193,182
Intangible Assets	262,524	(77,732)	184,792
Senior notes	2,393,560	(48,629)	2,344,931
Employee’s benefits	108,028	(26,063)	81,965
Capital Stock	1,396,761	(214,454)	1,182,307
Retained earnings	1,398,232	334,147	1,732,379

Balance Sheet

December 31, 2011

	MFRS	Adjustments/ Reclassifications	IFRS
Fixed Assets	4,650,316	165,985	4,816,301
Deferred tax	450,164	(53,008)	397,156
Intangible Assets	341,666	(68,212)	273,454
Senior notes	2,795,740	(42,694)	2,753,046
Labor Obligations	111,070	(35,466)	75,604
Capital Stock	1,396,761	(214,454)	1,182,307
Retained earnings	1,080,592	337,378	1,417,970

Profit and loss

December 31, 2011

	MFRS	Adjustments/ Reclassifications	IFRS
Administration and Selling expense	(1,625,845)	12,889	(1,612,956)

Depreciation and amortization	(1,009,188)	1,100	(1,008,088)

Other income (expense) net	(54,626)	3,672	(50,954)

Interest expense	(352,834)	(1,474)	(354,308)
Deferred Income tax	251,560	(8,279)	(243,281)

The adjustments made to Mexican FRS as of January 1st , 2011, March 31, 2011 and December 31, 2011 are explained in APPENDIX 1. There are no significant differences related to cash flows between Mexican FRS and IFRS.

4. PROPERTY AND EQUIPMENT, NET

As of January 1st, 2011, December 31, 2011 and March 31, 2012, property and equipment net, consists of the following:

	January 1st, 2011		December 31, 2011		March 31, 2012
Buildings	Ps	265,257	Ps	277,062	Ps	277,157
Furniture, fixtures and other		233,114		224,096		224,041
Hardware equipment		354,437		325,478		307,314
Transportation equipment		33,044		30,727		31,631
Telephone network		10,243,018		10,315,685		10,469,926
Leasehold improvements		67,583		70,895		70,895
Billing and customer care software		562,253		562,253		562,253

		11,758,706		11,806,196		11,943,215
Accumulated depreciation and amortization		(7,101,556)		(7,627,690)		(7,774,902)

		4,657,150		4,178,506		4,168,313
Land		291,719		301,776		302,016
Constructions in progress		296,220		336,019		292,854

Total	Ps	5,245,089	Ps	4,816,301	Ps	4,763,183

Amortization of billing and customer care software charged to income amounted to Ps 1,361 and Ps1,361 for the periods ended March 31, 2011 and 2012, respectively.

Depreciation charged to income, not including amortization of the billing and customer care software mentioned above, was Ps 187,268 and Ps 187,106 for the periods ended March 31, 2011 and 2012, respectively.

5. BANK LOANS AND NOTES PAYABLE

As of January 1st, 2011, December 31, 2011 and March 31, 2012, bank loans, notes payable and capital leases consist of the following:

	January 1st, 2011		December 31, 2011		March 31, 2012
Bank loan obtained from Comerica Bank for an amount of U.S. 10 million (1)		—	Ps	139,787	Ps	128,489
Bank loan obtained from Comerica Bank for an amount of US$10 million (2)	Ps	123,571
Promissory notes to Cisco Systems Capital Corporation for an amount of US$37.2 million (3)		238,243		43,144		33,608
Promissory notes to Hewlett Packard Operations de México, S. de R. L. de C. V., for an amount of US$18.8 million. (4)		136,282		24,436		19,997
Promissory notes to Huawei Technologies de México, S. A. de C. V. for an amount of US$3.5 million. (5)		28,798		16,288		11,229

		526,894		223,655		193,323
Current portion of bank loans, notes payable and capital leases		(216,957)		(54,064)		(46,402)

Long term debt	Ps	309,937	Ps	169,591	Ps	146,921

(1)	On December 23, 2011 the Company signed a new loan agreement with Comerica Bank (“Comerica”) for US$10 million bearing interest at 3-month LIBOR rate plus 3%. Interest are payable quarterly and principal is payable in four equal installments of US$2.5 million in September 30, 2013, December 31, 2013, March 31,2014 and June 30, 2014. This loan agreement contains various covenants which, as of March 31, 2012, and at the date of the issuance of the financial statements, the Company is in full compliance.
(2)	On September 27, 2010 the Company signed a loan with Comerica for U.S. 10 million bearing interest at 3-month adjusted LIBOR rate plus 3.75%. Interest were payable quarterly and principal was payable in four equal installments of U.S. 2.5 million starting on March 31, 2011 with a maturity on September 30, 2012. On December 23, 2011, the loan was paid in full.
(3)	The Company issued ten promissory notes for a total amount of US$37.2 million to acquire goods with its supplier Cisco Systems Capital Corporation. Each note has a maturity of 36 months at an annual interest rates between 5.15% and 5.67%. During 2011, the Company paid in advance nine of the ten promissory notes for a total of US$ 11.1 million. As of March 31, 2012 amount due is US$2.62 million.
(4)	From October 1, 2008 to March 31, 2010, the Company signed five promissory notes with Hewlett Packard Operations de México, S. de R. L. de C. V. (“HP”), for the acquisition of goods for a total amount of US$18.8 million. The payments will be made on a monthly basis in 48 installments and annual interest rates between 5.21% and 7.082%. During 2011, the Company paid in advance four of the five promissory notes for a total of US$ 7.5 million. As of March 31, 2012 amount due is US$1.56 million.
(5)	On March 17, 2010, the Company signed a promissory note with Huawei Technologies de México S. A. de C. V. (“Huawei”), for the acquisition of goods for a total amount of US$3.5 million. The payments will be made quarterly at an annual interest rate of 5.50%. As of March 31, 2012, the amount outstanding was US$0.87 million.

6. SENIOR NOTES

On August 11, 2009 the Company performed a debt offering by issuing unsecured senior notes for a total amount of US$200 million. The senior notes bear interest at annual rate of 11.750% payable semi-annually in cash on February and August of each year with a maturity on August 11, 2014 (“11.750% Senior Notes”). The 11.750% Senior Notes principal will be paid at maturity and is presented as long-term in the balance sheet.

The proceeds obtained in the issuance of the 11.750% Senior Notes were used to refinance the Company’s 8% Senior Notes due June 2010 (“8% Senior Notes”).

On October 7, 2009, the Company filed a registration statement on Form F-4 in order to register its offer to exchange its outstanding 11.750% Senior Notes due 2014 with new notes that have been registered under the U.S. Securities Act of 1933, as amended. This registration statement became effective on January 6, 2010.

The costs and expenses, including the placing of premiums and discounts of this new issuance, which at December 31, 2009 amounted to Ps66,166 (US$5.1 million), will be amortized over the life of the 11.750% Senior Notes. The unamortized costs and expenses of the 8% Senior Notes due 2010, amounting to Ps19,229 at December 31, 2009, were charged to income for the year and are presented in the statement of operations as other income (expense).

The Company may redeem, at any time, the 11.750% Senior Notes, in whole but not in part, by paying the greater of 100% of the principal amount of such notes and the sum of the present value of each remaining scheduled payment of principal and interest discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined in the indenture for the 11.750% Senior Notes) plus 50 basis points, in each case plus accrued and unpaid interest. In addition, prior to or on August 11, 2012, the Company may redeem up to 35% of the original principal amount of the 11.750% Senior Notes with the net proceeds from certain equity offerings by the Company, at a price of 111.75% of the aggregate principal amount thereof, plus accrued and unpaid interest.

In the event of a change in the Company’s control structure, for example in the case of change of the interest ownership partners of the Company and with certain exceptions, the holders of the 11.750% Senior Notes are entitled to demand that the Company repurchase the notes in cash, at a price equal to 101% of the principal amount plus unpaid accrued interest.

The indenture for the 11.750% Senior Notes and other credit agreements contain various debt covenants including limitations on the sale of assets and affiliate transactions, among others. In addition, these covenants require the Company to have a certain leverage ratio prior to being able to enter into additional debt transactions. As of March 31, 2011 and 2012 the Company is in compliance with all required covenants.

7. EMPLOYEES’ BENEFITS

An analysis of the net periodic pension cost by plan type is presented as follows:

	Pension Plan March 31,				Seniority Premium March 31,				Indemnities March 31,				Other retirement benefits March 31,				Total March 31
	2011		2012		2011		2012		2011		2012		2011		2012		2011		2012
Net cost of the period:
Labor cost of the current service	Ps	462	Ps	530	Ps	45	Ps	45	Ps		Ps		Ps	23	Ps	22	Ps	531	Ps	597
Financial cost		1,247		1,313		36		42						71		75		1,354		1,430
Net actuarial gain or loss
Labor cost of past service		(160)		(136)														(160)		(137)

Total	Ps	1,549	Ps	1,706	Ps	81	Ps	87	Ps	—	Ps	—	Ps	95	Ps	95	Ps	1,725	Ps	1,890

8. INCOME TAX

The reconciliation between the statutory and effective income tax rates is shown below:

	Three months ended March 31,
	2011		2012
Income before income tax	Ps	172,863	Ps	484,477
Statutory tax rate		30%		30%

Income tax at statutory rate		(51,859)		(145,343)
Add (deduct) effect of income tax on:
Inflationary tax adjustment		(3,645)		(3,118)
Other permanent items:
Tax effect from indexing of non-deductible fixed assets		19,875		14,933
Others		(8,914)		10,435

Subtotal		(44,543)		(123,093)
Effect in the current income tax provision due to amortization of tax loss carry forwards reserved in prior years		2,968		552

Total provision of income tax	Ps	(41,575)	Ps	(122,541)

For the three months ended March 31, 2011, the company recognized its income tax provision using an income tax effective rate of 24% compared to an income tax effective rate of 25% for the three months ended March 31, 2012.

9. SEGMENTS

Following is the condensed consolidated financial information of the reporting segments:

I. Segments analytic information

	Three months ended March, 31 2011						Three months ended March, 31 2012
	Enterprise segment		Other Segments		Total		Enterprise Segment		Other Segments		Total

Segment revenue	Ps	1,080,831	Ps	80,275	Ps	1,161,106	Ps	1,114,192	Ps	54,443	Ps	1,168,635
Internal Revenue		—

Revenues from external costumers	Ps	1,080,831	Ps	80,275	Ps	1,161,106	Ps	1,114,192	Ps	54,443	Ps	1,168,635

Business unit contribution (BUC)	Ps	610,615	Ps	20,019	Ps	630,634	Ps	782,696	Ps	21,185	Ps	803,881
Not assignable expenses						(238,548)						(260,726)
Other income (expense)						(11,704)						(5,107)

EBITDA						380,382						538,048
Depreciation and amortizations						(209,729)						(209,097)

Operative income						170,653						328,951
Comprehensive Financing Result						2,210						155,526

Income before tax					Ps	172,863					Ps	484,477

Other information:

Fixed Assets investment

	Three months ended March, 31 2011						Three months ended March, 31 2012
	Enterprise Segment		Other Segments		Total		Enterprise Segments		Other Segments		Total

PP&E	Ps	141,898	Ps	967	Ps	142,865	Ps	134,752	Ps	351	Ps	135,103
Intangible Assets		15,427				15,427		9,368		72		9,440

Capex Investments	Ps	157,325	Ps	967	Ps	158,292	Ps	144,120	Ps	423	Ps	144,543

II. General Information

a.	By product or service

Revenues by service

	Three months ended March, 31 2011						Three months ended March, 31 2012
	Enterprise		Other Segments		Total		Enterprise		Other Segments		Total

Long distance	Ps	206,544	Ps	39,830	Ps	246,374	Ps	213,360	Ps	18,623	Ps	231,982
Data, Internet and Local		601,596		40,445		642,041		575,466		35,681		611,147
Corporate services of IT		272,691				272,691		325,366		139		325,505

Total revenues by services	Ps	1,080,831	Ps	80,275	Ps	1,161,106	Ps	1,114,192	Ps	54,443	Ps	1,168,635

b.	By geographic segments

Revenues by geographic zone

	Three months ended, March 31
	2011		2012

México	Ps	1,134,779	Ps	1,159,872
Outside Mexico		26,327		8,763

Total revenues	Ps	1,161,106	Ps	1,168,635

10. CONTINGENCIES AND COMMITMENTS

In August 2006, ABA Seguros, S. A. de C. V. (“ABA Seguros”) and 7 ELEVEN, Inc. (“7-Eleven”) filed a claim against Servicios Alestra in the amount of Ps 50,000, for damages from a fire that began in the building leased by Servicios Alestra to Casa Chapa, S. A. de C. V. under the theory of subrogation of rights. Servicios Alestra filed a response with the support of ACE Seguros (insurance carrier of Servicios Alestra), since ACE Seguros is the party that would pay should Servicios Alestra be found liable. In order to examine Servicios Alestra’s responsibility, ABA Seguros, 7-Eleven and Servicios Alestra sought the opinions of five experts in the following areas: (i) damages valuation, (ii) insurance settlement, (iii) fires, (iv) accounting, and (v) electrical installation. Although the outcome of the claim has not yet been decided, Servicios Alestra does not believe it would have a material effect on its financial results. In the Company’s opinion; although the outcomes of these proceedings are uncertain, these should not have a material adverse effect on its financial position, results of operations or cash flows.

The Company is involved in a dispute with Teléfonos de México, S.A.B. de C.V. (“Telmex”) regarding interconnection services rates applicable for 2008, 2009, 2010 and 2011 and had requested the intervention of Cofetel. On September 8, 2009, a trust was created by the Company, Telmex and BBVA Bancomer (as a trustee) to guarantee the payment of fixed interconnection services on dispute applicable for 2008, 2009, 2010 and 2011, As of March 31, 2012, the trust balance was Ps412.5 million. The trust does not include amounts in dispute for 2011 and 2012 interconnection rates. As of the date of issuance of these financial statements, management continues its negotiations with Telmex and it is expected that the Company may reach an agreement in the near future. In the Company’s opinion, although the outcomes of the mentioned proceedings are uncertain, they should not have a material adverse effect on its financial results; however, as of the date of issuance of these financial statements, the Company believes that it has recognized sufficient provisions to address such contingencies.

The Company is also in disputes with mobile companies associated with Telefónica regarding mobile interconnection services rates for 2011 and 2012. As of the date of this annual report, management continues its negotiations with Telefónica. Although the outcome of the aforementioned proceedings is uncertain, the Company does not believe that an adverse decision would have a material effect on its business, financial condition or results of operation. The Company has accrued Ps. 35.0 million relating to this dispute.

APPENDIX 1

Policies and decisions applicable to Alestra at the transition date

Transition date – The transition date to be used for preparing Alestra’s opening balance sheet is January 1, 2011 (equivalent to December 31, 2010)

Estimates – Estimates at date of transition shall be consistent with those made for the same date under previous accounting principles used in financial statements after making adjustments to reflect any differences in accounting policies unless there is objective evidence that those estimates were wrong. The information relating to estimates under Mexican FRS obtained after the transition date will be treated the same way as the subsequent events which do not involve adjustments under International Accounting Standard 10 (IAS 10) unless there is objective evidence of errors.

Property, plant and equipment – Alestra chose to revalue some classes of property, plant and equipment at fair value through an independent appraiser and use the revalued amount as deemed cost as of the date of transition. The accounts that would be subject to revaluation are Land and Buildings.

For the remaining assets of property, plant and equipment their carrying values under Mexican FRS will be their deemed cost value at the transition date.

Inflation – As required by Mexican FRS, beginning on January 1, 2008, Alestra discontinued recognizing the effects of inflation in its financial information. Alestra’s financial information for the year ended December 31, 2008 maintained the inflation adjustments recognized in prior years in our consolidated stockholders’ equity, and the inflation-adjusted amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods.

For Alestra’s opening balance sheet, International Accounting Standard 29 (IAS 29) should be applied to any periods during which the economy of the functional currency or presentation currency was hyperinflationary, therefore retrospective application of IAS 29 is required. IAS 29 states that a cumulative inflation rate at or approaching 100% over three years is an indicator that an economy is hyperinflationary.

The last period that Mexico had a cumulative inflation rate higher than 100% over three years was until December 31, 1997, therefore any inflation effect recognized from January 1, 1998 to December 31, 2007 according to Mexican FRS will be eliminated for IFRS conversion purposes. This elimination is recognized in retained earnings.

Alestra elected to use fair value for some items of property, plant and equipment as it was mentioned before in property, plant and equipment section and for the other classes of assets of property, plant and equipment their carrying values under Mexican FRS will be their deemed cost values at the transition date, therefore based on this exemption of IFRS 1, Alestra won’t apply IAS 29 retrospectively to property, plant and equipment.

However for the other non monetary assets IAS 29 has to be applied retrospectively. Examples of other non monetary assets are:

•	Prepaid expenses

•	Intangible assets

Leases – the Company chose to determine, in accordance with International Financial Reporting Interpretations Committee number 4 (IFRIC 4), whether an existing arrangement at the date of transition contains a lease, taking in consideration the facts and circumstances existing at that date.

Employee benefits – the Company chose to recognize all cumulative actuarial gains and losses at transition date in retained earnings.

As part of the IFRS adoption adjustments, the Company will eliminate any transition liability that it has pending for amortization, as well as the termination benefits that had been recognized according to the previous Mexican FRS at transition date.

Cumulative foreign exchange differences – the Company chose to eliminate, through retained earnings, every cumulative translation differences of all subsidiaries whose functional currency is not the same as the presentation currency of Alestra (Mexican Peso) at the transition date. Therefore, any gain or loss on subsequent disposals of these entities will not include the translation differences that arose before the transition date.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Bernardo García Reynoso
Bernardo García Reynoso
Chief Financial and Administrative Officer

Date: May 30, 2012